                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE TO/A

                                 (Rule 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 6)

               OXFORD RESIDENTIAL PROPERTIES I LIMITED PARTNERSHIP
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))


              AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC. - OFFEROR
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person)


                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                      NONE
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)



                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000
--------------------------------------------------------------------------------
                  (Name Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                                    Copy To:
                                Gregory M. Chait
                     Powell, Goldstein, Frazer & Murphy LLP
                   191 Peachtree Street, N.E., Sixteenth Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600


                            CALCULATION OF FILING FEE

   Transaction Valuation*                           Amount of Filing Fee**
   $2,688,591                                       $217.51

 *  For purposes of calculating the fee only.
**  Previously paid.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid:                    Filing Party:
                           --------------                   --------------------

    Form or Registration No.:                Date Filed:
                             ------------               ------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.




    Check the appropriate boxes below to designate any transactions to which the statement relates:


    [x]  third-party tender offer subject to Rule 14d-1.    [ ] going-private transaction subject to Rule 13e-3.

    [ ]  issuer tender offer subject to Rule 13e-4.         [ ] amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             TENDER OFFER STATEMENT

         This amendment amends the Tender Offer Statement on Schedule TO filed by AIMCO/Bethesda Holdings Acquisitions, Inc., a Delaware corporation ("AIMCO/Bethesda"), in connection with its tender offer to purchase outstanding units of limited partnership interest of Oxford Residential Properties I Limited Partnership, a Maryland limited partnership, at a price of $271.00 per unit in cash, subject to the conditions set forth in the amended and restated Offer to Purchase, dated December 16, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal and Acknowledgment and Agreement, which, as amended and supplemented from time to time, together constitute the tender offer. Copies of the Offer to Purchase, Letter of Transmittal and Acknowledgment and Agreement are filed with this Schedule TO as Exhibits (a)(7), (a)(8) and (a)(9), respectively. The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

         On March 19, 2004, AIMCO/Bethesda announced that it was extending the expiration date of the offer from midnight New York time on March 19, 2004, to midnight New York time March 31, 2004. A copy of that press release extending the offer is filed with this Schedule TO as Exhibit (a)(15).

         This Amendment No. 6 amends Items 4 and 12 of the Tender Offer Statement on Schedule TO, filed previously by AIMCO/Bethesda.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth under "SUMMARY TERM SHEET" and "THE OFFER" in the Offer to Purchase and the information set forth in the related Letter of Transmittal is incorporated herein by reference.

         On March 19, 2004, AIMCO/Bethesda announced that it was extending the expiration date of the offer from midnight New York time on March 19, 2004, to midnight New York time March 31, 2004. A copy of that press release extending the offer is filed with this Schedule TO as Exhibit (a)(15). AIMCO/Bethesda reserves the right to further extend the offer, to amend the offer or to terminate the offer, in each case in its discretion and in accordance with the terms of the Offer to Purchase, as amended.

ITEM 12. EXHIBITS.

(a)(1) Offer to Purchase limited partnership units of Oxford Residential Properties I Limited Partnership, dated December 3, 2003. (Previously filed)

(a)(2) Letter of Transmittal and related instructions, dated December 3, 2003 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

(a)(3) Acknowledgement and Agreement, dated December 3, 2003. (Previously filed)

(a)(4) Letter, dated December 3, 2003, from AIMCO/Bethesda to the limited partners of Oxford Residential Properties I Limited Partnership. (Previously filed)

(a)(5) Annual Report of AIMCO Properties for the year ended December 31, 2003 filed on Form 10-K on March 15, 2004 is incorporated herein by reference.

(a)(6) Quarterly Report of AIMCO Properties for the quarter ended September 30, 2003 filed with the Commission on Form 10-Q on November 14, 2003 is incorporated herein by reference.

(a)(7) Amended and Restated Offer to Purchase limited partnership units of Oxford Residential Properties I Limited Partnership, dated December 16, 2003. (Previously filed)

(a)(8) Amended and Restated Letter of Transmittal and related instructions, dated December 16, 2003 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(7)).

(a)(9) Amended and Restated Acknowledgement and Agreement, dated December 16, 2003. (Previously filed)

(a)(10) Letter, dated December 16, 2003, from AIMCO/Bethesda to the limited partners of Oxford Residential Properties I Limited Partnership. (Previously filed)

(a)(11) Letter, dated January 15, 2004, from AIMCO/Bethesda to the limited partners of Oxford Residential Properties I Limited Partnership. (Previously filed)

(a)(12)       Press Release of January 30, 2004. (Previously filed)

(a)(13)       Press Release of February 13, 2004. (Previously filed)

(a)(14)       Press Release of February 27, 2004. (Previously filed)

(a)(15)       Press Release of March 19, 2004.

(b)(1) Fifth Amended and Restated Credit Agreement, dated as of February 14, 2003, by and among AIMCO, AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., and each lender from time to time party thereto (Exhibit 10.35.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(2) Form of First Amendment to Fifth Amended and Restated Credit Agreement, dated as of May 9, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein

              (Exhibit 10.1 to Aimco's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(b)(3) Second Amendment to Fifth Amended and Restated Credit Agreement, dated as of May 30, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., and the lenders listed therein (Exhibit 10.1 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, is incorporated herein by reference).

(b)(4) Form of Third Amendment to Fifth Amended and Restated Credit Agreement, dated as of September 30, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.2 to Aimco's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(d)           Not applicable

(g)           None.

(h)           None.

                                    SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 19, 2004
                                             AIMCO/BETHESDA HOLDINGS
                                             ACQUISITIONS, INC.

                                             By: /s/ Martha L. Long
                                                 -------------------------------
                                                 Senior Vice President

                                  EXHIBIT INDEX



EXHIBIT NO.       DESCRIPTION
-----------       -----------
(a)(1)            Offer to Purchase limited partnership units of Oxford
                  Residential Properties I Limited Partnership, dated December
                  3, 2003. (Previously filed)

(a)(2)            Letter of Transmittal and related instructions, dated December
                  3, 2003 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(1)).

(a)(3)            Acknowledgement and Agreement, dated December 3, 2003.
                  (Previously filed)

(a)(4) Letter, dated December 3, 2003, from AIMCO/Bethesda to the limited partners of Oxford Residential Properties I Limited
                  Partnership. (Previously filed)

(a)(5)            Annual Report of AIMCO Properties for the year ended December
                  31, 2003 filed on Form 10-K on March 15, 2004 is incorporated herein by reference.

(a)(6)            Quarterly Report of AIMCO Properties for the quarter ended
                  September 30, 2003 filed with the Commission on Form 10-Q on
                  November 14, 2003 is incorporated herein by reference.

(a)(7) Amended and Restated Offer to Purchase limited partnership units of Oxford Residential Properties I Limited Partnership, dated December 16, 2003. (Previously filed)

(a)(8) Amended and Restated Letter of Transmittal and related instructions, dated December 16, 2003 (included as Annex II to the Offer to Purchase attached as Exhibit (a)(7)).

(a)(9)            Amended and Restated Acknowledgement and Agreement, dated
                  December 16, 2003. (Previously filed)

(a)(10) Letter, dated December 16, 2003, from AIMCO/Bethesda to the limited partners of Oxford Residential Properties I Limited
                  Partnership. (Previously filed)

(a)(11) Letter, dated January 15, 2004, from AIMCO/Bethesda to the limited partners of Oxford Residential Properties I Limited
                  Partnership. (Previously filed)

(a)(12)           Press Release of January 30, 2004. (Previously filed)

(a)(13)           Press Release of February 13, 2004. (Previously filed)

(a)(14)           Press Release of February 27, 2004. (Previously filed)

(a)(15)           Press Release of March 19, 2004.

(b)(1) Fifth Amended and Restated Credit Agreement, dated as of February 14, 2003, by and among AIMCO, AIMCO Properties, AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., and each lender from time to time party thereto (Exhibit 10.35.2 to AIMCO's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 is incorporated herein by reference).

(b)(2) Form of First Amendment to Fifth Amended and Restated Credit Agreement, dated as of May 9, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit 10.1 to Aimco's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(b)(3) Second Amendment to Fifth Amended and Restated Credit Agreement, dated as of May 30, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A., and the lenders listed therein (Exhibit 10.1 to AIMCO's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003, is incorporated herein by reference).

(b)(4) Form of Third Amendment to Fifth Amended and Restated Credit Agreement, dated as of September 30, 2003, by and among Apartment Investment and Management Company, AIMCO Properties, L.P., AIMCO/Bethesda Holdings, Inc., NHP Management Company, Bank of America, N.A. and the Lenders listed therein (Exhibit
                  10.2 to Aimco's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2003 is incorporated herein by this reference).

(d)               Not applicable

(g)               None.

(h)               None.